                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                               ---------------

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 12)


                              Giant Group, Ltd.
                              -----------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                374503 1 10 0
                    --------------------------------------
                                (CUSIP Number)


                               Andrew F. Puzder
                 Executive Vice President and General Counsel


                      Fidelity National Financial, Inc.
                           17911 Von Karman Avenue
                          Irvine, California  92714
                             Tel. (714) 622-5000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:

                           Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy
                          One Chase Manhattan Plaza
                          New York, New York  10005
                             Tel.  (212) 530-5000


                                March 29, 1996
                                --------------
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /.



                              Page 1 of 9 Pages

                           Exhibit Index on Page 7

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)   NAME OF REPORTING PERSON:

      Fidelity National Financial, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. 86-0498599

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         [ ]
      (b)         [ ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS:  WC

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)     [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER:  705,489

      (8)   SHARED VOTING POWER:  0

      (9)   SOLE DISPOSITIVE POWER:  705,489

      (10)  SHARED DISPOSITIVE POWER:  0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  705,489

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.8(1)

(14)  TYPE OF REPORTING PERSON:  CO





- --------------

(1) Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.


                               Page 2 of 9 Pages

CUSIP NO.:  374503 1 10 0

(1)   NAME OF REPORTING PERSON:

      William P. Foley, II(2)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      IRS No. ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         [ ]
      (b)         [ ]

(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS:  PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)    [ ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER:  0(3)

      (8)   SHARED VOTING POWER: 0

      (9)   SOLE DISPOSITIVE POWER:  0(3)

      (10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0(3)

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [x]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0

(14)  TYPE OF REPORTING PERSON:  IN





- --------------

(2) Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(3) Mr. Foley disclaims beneficial ownership of 705,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.


                               Page 3 of 9 Pages

            This Amendment No. 12 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

            Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended to add the following:

            (N) On March 29, 1996, Fidelity delivered a letter from Mr. William P. Foley, II, Fidelity's Chairman of the Board and Chief Executive Officer, to Mr. Burt Sugarman, the Company's Chairman of the Board and Chief Executive Officer (the "Annual Meeting Letter"), urging the Company to comply with its legal and fiduciary obligations to timely call and convene its 1996
annual meeting of stockholders.   A copy of the Annual Meeting Letter is
attached as Exhibit 99.13 hereto and is incorporated herein by reference. The Annual Meeting Letter stated that, in 1995, the Company notified the New York Stock Exchange of its annual meeting record date on February 28, 1995, with a record date of March 20, 1995, a proxy mailing date of April 6, 1995 and a meeting date of May 12, 1995. Fidelity believes this delay in calling the Company's 1996 annual meeting is further evidence of the Company's management's attempt to disenfranchise the Company's stockholders. Fidelity stated that, in light of the proposed Exchange Offer and the rejection of Fidelity's merger proposal by the Company's Board without the consultation or approval of the Company's stockholders, Fidelity believes it is incumbent on the Company's Board to timely call and convene its annual meeting.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby amended to add the following:

      99.13 Annual Meeting Letter dated March 29, 1996 from Mr. William P. Foley, II to Mr. Burt Sugarman





                               Page 4 of 9 Pages
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                                   SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 1996
                                    FIDELITY NATIONAL FINANCIAL, INC.



                                    By: /s/ WILLIAM P. FOLEY, II
                                        --------------------------------
                                        Name:  William P. Foley, II
                                        Title: Chairman of the Board and
                                               Chief Executive Officer





                               Page 5 of 9 Pages

                                   SIGNATURE



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 1996



                                        /s/ WILLIAM P. FOLEY, II
                                       ---------------------------
                                            William P. Foley, II





                               Page 6 of 9 Pages
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                                 EXHIBIT INDEX



    99.13     Annual Meeting Letter dated March 29, 1996 from
              Mr. William P. Foley, II to Mr. Burt Sugarman      Page 8





                               Page 7 of 9 Pages